Exhibit 3.6

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:06 PM 09/18/2006
FILED 04:06 PM 09/18/2006
SRV 060858554 – 4221514 FILE

CERTIFICATE OF FORMATION

OF

Blair Park Services, LLC

1. The name of the limited liability company is Blair Park Services, LLC

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The latest date on which the limited liability company is to dissolve is perpetual.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation Blair Park Services, LLC of this 18th day of September, 2006.

/s/ William H. Muller.
William H. Muller.
Authorized Person